OMB APPROVAL
UNITED STATES	OMB Number: 3235-0145
SECURITIES AND EXCHANGE COMMISSION	Expires: December 31, 2005
Washington, D.C. 20549	Estimated average burden
hours per response............11

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No._________)*

Single Source Financial Services, Inc.

(Name of Issuer)

Common

(Title of Class of Securities)

82932P 20 4

(CUSIP Number)

Brian A. Lebrecht, Esq.
The Lebrecht Group, APLC
22342 Avenida Empresa, Suite 220
Rancho Santa Margarita, CA 92688
(949) 635-1240

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 31, 2003

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

CUSIP No. 82932P 20 4

1.  Names of reporting persons
I.R.S. Identification Nos. of above persons (entities only)

B.A.A.M.S., Inc.

2.  Check the appropriate box if a member of a group (See Instructions)
(a) [   ]
(b) [X]

3.  SEC use only

4.  Source of funds (See Instructions): OO

5.  Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): n/a

6.  Citizenship or place of organization: Nevada

Number of	7.	Sole Voting Power	35,700,000 shares of Common Stock

Shares Bene-
ficially Owned	8.	Shared Voting Power	0

by Each
Reporting	9.	Sole Dispositive Power	35,700,000 shares of Common Stock

Person With
	10.	Shared Dispositive Power	0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 35,700,000 shares of common stock

12.  Check if the Aggregate amount in Row (11) Excludes Certain Shares (See Instructions): n/a

13.   Percent of Class Represented by Amount in Row (11): 35.7%

14.  Type of Reporting Person (See Instructions): CO

ITEM 1. SECURITY AND ISSUER

Common stock, par value $0.001, of Single Source Financial Services, Inc., a New York Corporation, whose principal executive offices are located at 11242 Playa Court, Culver City, CA 90230.

ITEM 2. IDENTITY AND BACKGROUND

(a) Name: This statement is filed on behalf of B.A.A.M.S., Inc., a Nevada corporation ("BAAMS"). BAAMS is referred to as the "Reporting Person."

(b) Residence or Business Address: The address of the Reporting Person is;
c/o Sid Rosenblatt
11242 Playa Court
Unit B
Culver City, CA 90230

(c) Principal Occupation: Holding Company

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

(f) Citizenship: The Reporting Person is a Nevada Corporation.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person acquired 35,700,000 shares of common stock of Single Source Financial Services, Inc. ("SSFL") in exchange for $535,500 of debt pursuant to a Debt Conversion Agreement dated July 31, 2003.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the agreement was to reduce the outstanding debt to BAAMS.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Reporting person is the sole owner and has sole voting and dispositive power over 35,700,000 shares of common stock, representing 35.7% of the currently issued and outstanding common stock.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item No.	Description

10.1	Debt Conversion Agreement dated July 31, 2003

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 30, 2003

Date

/s/ Martin Becker

Signature

Martin Becker, President

Name/Title

September 30, 2003

Date

/s/ Sid Rosenblatt

Signature

Sid Rosenblatt, Vice President

Name/Title

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).